Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on July 13, 2005]

E-mailed by: Factiva Publisher

Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:

Dutch firm to acquire IMS Health; The owner of ACNielsen will pay $6.57 billion for the health-care data company with offices outside Phila.

Dutch media company VNU to buy U.S.-based IMS Health: At $6.5 billion, deal is among largest consolidations in data collection industry

ACNielsen owner to pay $7B for IMS Health

VNU to Buy IMS For $7 Billion In Cash and Stock

VNU pays $6.3 billion for market research firm

Dutch VNU Considers Name Change

BUSINESS

Dutch firm to acquire IMS Health; The owner of ACNielsen will pay $6.57 billion for the health-care data company with offices outside Phila.

From Inquirer Wire Services
840 words
7/12/2005
The Philadelphia Inquirer
CITY-D
C01
English
(c) Copyright 2005, The Philadelphia Inquirer. All Rights Reserved.

IMS Health Inc., which sells product research to most of the world’s major pharmaceutical manufacturers, agreed yesterday to be bought by a Dutch media and marketing company for $6.57 billion.

VNU N.V., the Dutch owner of market researchers ACNielsen and Nielsen Media Research, will pay a combination of cash and stock for IMS. VNU has bolstered its market-research business and shed newspapers in Europe in recent years to focus on the U.S. market.

IMS, of Fairfield, Conn., operates two of its largest American facilities in the Philadelphia area. The company has about 625 employees in Plymouth Meeting, and about 325 in Blue Bell. IMS employs a total of 6,400 people around the world.

The company collects health-care data, such as the number of prescriptions filled, so drug companies can analyze sales and track the effectiveness of marketing campaigns.

The deal marks one of the biggest consolidations in the growing industry of data collection.

The purchase, expected to close in the first quarter of next year, will be VNU’s largest since buying Nielsen, the provider of television ratings, in 2001.

“They’re buying some growth, not particularly cheaply,” said Lucy MacDonald, who oversees $40 billion in investments as chief investment officer at RCM Ltd. in London. Some other analysts said more directly that they considered the purchase price high.

The purchase price is 4.1 times IMS’s annual revenue, compared with a multiple of 1.4 in VNU’s $2.3 billion purchase of ACNielsen in 2001, according to data from Bloomberg News. “I don’t think it’s a good deal. I don’t think it’s a good price,” said Corne Van Zeijl, senior portfolio manager at SNS Asset Management in Den Bosch, the Netherlands.

The combined VNU/IMS would have had estimated revenue of $5.6 billion in 2004, VNU said.

VNU, based in Haarlem, the Netherlands, will offer IMS shareholders $11.25 a share in cash and 0.6 share of VNU stock, a 16 percent premium to IMS’s average share price over the last 30 days.

As part of the deal, VNU said it would buy back up to 600 million worth of its own shares and borrow $3 billion from several financial institutions to complete the transaction.

IMS said the deal would also include the assumption of $315 million in its debt. “Together, we will be able to measure our clients’ performance in three key sectors of the global economy — consumer packaged goods, health care, and media,” said VNU chief executive officer Rob van den Bergh, who will be chief executive of the combined company.

IMS had a profit of $30.3 million on $411 million in sales in the first quarter of 2005, up 11 percent from a year earlier.

VNU, which also publishes trade magazines such as Adweek and the Hollywood Reporter, said the purchase would boost its cash earnings per share in the first year and annual earnings before interest, taxes and depreciation. “The takeover of IMS is strategically wise and a good completion to VNU’s current portfolio,” SNS Securities analyst Reinier Westeneng told Dow Jones Newswires. Westeneng said profit growth prospects were good.

But VNU’s shares fell 3.7 percent to close at 22.49 euros ($26.94) in Amsterdam, with some analysts saying VNU may have overpaid for IMS and could struggle to achieve projected annual synergies of $132 million by 2008. In the United States, VNU’s American depositary receipts fell 15 cents to $28.00. Shares of IMS rose 2.4 percent, or 61 cents, to close at $26.50 on the New York Stock Exchange.

The deal will shift VNU’s activities away from publishing to a virtually dedicated media research company in the United States. It reunites Nielsen and IMS, which were both perviously owned by Dun & Bradstreet Corp. until it split in 1996.

VNU already generates more than half its revenue in the United States, where it employs nearly 13,000 staff. The company will be listed on both the Euronext Amsterdam and the New York Stock Exchange.

The Companies at a Glance IMS Health

Founded:1954.

Headquarters: Fairfield, Conn.

Business:Information and consulting services for pharmaceutical and health-care industries.

2004 revenue: $1.6 billion.

2004 profit: $285 million.

Locations:Operates in more than 100 countries.

Employees: 6,400.

52-week stock price range:$20.16-26.36.

Yesterday:$26.50, up 61 cents.

VNU N.V.

Founded:1964.

Headquarters: Haarlem, the Netherlands.

Businesses: Consumer, marketing and media information and analysis with brands that include ACNielsen, Billboard and the Hollywood Reporter.

Locations: Operates in more than 100 countries.

Employees:38,000.

52-week stock price range*: $24.80-32.05.

Yesterday*: $28.00, down 15 cents.

*American depositary receipts, trading over-the-counter market

SOURCES: IMS Health, VNU, Inquirer wire services PHLI000020050712e17c0001c

Business

Dutch media company VNU to buy U.S.-based IMS Health: At $6.5 billion, deal is among largest consolidations in data collection industry

ANTHONY DEUTSCH
AP
502 words
7/12/2005
Montreal Gazette
Final
B6
English
Copyright © 2005 Montreal Gazette

AMSTERDAM

Dutch media company VNU NV, the owner of Nielsen Media Research, agreed yesterday it would acquire U.S.-based health-care data provider IMS Health Inc. for a cash and stock deal valued at $6.57 billion U.S., marking one of the biggest consolidations in the growing industry of data collection.

The purchase, expected to close in the first quarter of next year, will be VNU’s largest since buying the Nielsen television ratings provider in 2001. The joint company would have had an estimated revenue of $5.6 billion in 2004, VNU said.

VNU, based in Haarlem, will offer IMS shareholders $11.25 per share in cash and 0.6 share of VNU stock, a 16-per-cent premium to IMS’s average share price over the past 30 days.

As part of the deal, VNU said it will buy back up to $600 million worth of its own shares and borrow $3 billion from several financial institutions to complete the transaction.

IMS said the deal would also include the assumption of $315 million in debt.

In a telephone interview from London, IMS Health vice-president (communications) Bill Hughes said it is too early to tell how the acquisition would impact the firm’s Canadian operations. IMS Health Canada has offices in Montreal and Toronto.

“Montreal and Toronto play a crucial part in our business and they will continue to do so,” Hughes said.

“It will be business as usual,” he added.

Connecticut-based IMS, which operates in the pharmaceutical and health-care sector, sells clients information on how their products are used, and therefore matches the profile of other VNU units. The company earned $30.3 million on $411 million in sales in the first quarter, up 11 per cent from a year earlier.

VNU, which also publishes trade magazines like Adweek and The Hollywood Reporter, said the purchase will boost its cash earnings per share in the first year and annual earnings before interest, taxes and depreciation.

But VNU’s shares fell 3.7 per cent to close at $26.94, with some analysts saying VNU may have overpaid for IMS and could struggle to achieve projected annual synergies of $132 million by 2008.

“IMS is already lean and mean,” which makes VNU’s synergy estimates “very ambitious,” said Hans Slob, an analyst at Rabo Securities. The view was backed by analysts at Fortis bank, who said the deal seems too pricey and value destructive.

Shares of IMS rose 2.4 per cent, or 61 cents, to close at $26.50 on the New York Stock Exchange yesterday.

The deal will shift VNU’s activities away from publishing to a virtually dedicated media research company in the United States. It reunites Nielsen and IMS, which were both previously owned by Dun & Bradstreet Corp. until it split in 1996.
MTLG000020050712e17c000br

MONEY

ACNielsen owner to pay $7B for IMS Health

Julie Schmit
443 words
7/12/2005
USA Today

FINAL
B.1
English
© 2005 USA Today. Provided by ProQuest Information and Learning. All Rights Reserved.

VNU, the Dutch owner of market researcher ACNielsen, agreed Monday to buy IMS Health for $7billion to become the world’s biggest provider of prescription-drug data.

The merger will meld IMS, the keeper of the nation’s biggest prescription-drug database, with a major custodian of consumer information on everything from products to favorite TV shows.

By merging, the companies will give pharmaceutical clients, as well as over-the-counter drugmakers, broader insight into consumer and doctor attitudes and better data on how well their promotions are influencing drug sales.

“That was an obvious motivator for this merger,” says Mark Bard, president of health care market research firm Manhattan Research.

ACNielsen tracks 77 billion product sales annually, including over-the-counter drug sales. VNU also owns the Nielsen TV-rating service, which measures TV audiences for 107 million U.S. households. IMS tracks prescription activity by collecting data — which aren’t attached to individual consumers — from doctors and pharmacies. It also tracks drugmakers’ promotional spending.

The combined databases are likely to help drugmakers target their marketing and sales forces more effectively, says Pam Scholder Ellen, marketing professor at Georgia State University. “They’ll be able to do more tweaking,” she says.

The merged companies will sell market data to companies as varied as NBC, Pfizer and Kroger. The deal is the biggest to date in the market-research industry, says Louise Garnett of Outsell, which tracks the industry. She doesn’t expect it to face antitrust roadblocks because the companies don’t have much overlap in the pharmaceutical arena.

VNU will offer IMS shareholders $11.25 a share in cash and 0.6 shares of VNU stock, a 16% premium to IMS’ average share price over the past 30 days. Based on VNU’s closing price on Friday, the transaction is valued at $28.10 a share.

Shares of VNU fell 3.7% Monday in Amsterdam, as investors feared the price it offered IMS was too high. IMS closed 2.4% higher at $26.50 on the New York Stock Exchange.

Rob van den Bergh will be CEO of the combined company. David Carlucci, CEO of IMS, will be deputy CEO. The combined company will have 44,000 employees and would have had revenue of $5.6 billion last year, VNU said. IMS had 2004 revenue of $1.6 billion.

The purchase will be VNU’s largest acquisition since buying ACNielsen in 2001. It purchased Nielsen Media Research in 1999. IMS and ACNielsen were both part of Dun & Bradstreet years ago. VNU also owns Billboard and The Hollywood Reporter magazines.
USAT000020050712e17c0001g

Media & Marketing

VNU to Buy IMS For $7 Billion In Cash and Stock

By Nicolas Parasie Dow Jones Newswires

296 words
7/12/2005
The Wall Street Journal
B10
English
(Copyright (c) 2005, Dow Jones & Company, Inc.)

AMSTERDAM — As expected, VNU NV said it will acquire U.S. health-care data provider IMS Health Inc., in one of the biggest moves to consolidate the industry to collect and sell technical data.

VNU, owner of the Nielsen television-ratings service, is offering IMS shareholders $11.25 a share in cash and 0.60415 share of VNU stock, valuing the deal at $7 billion. The price is a 16% premium to IMS’s share-price average for the past 30 days. IMS shares rose 61 cents to $26.50 in 4 p.m. New York Stock Exchange composite trading yesterday.

IMS supplies data on drug sales and other market-research information to health-care and biotechnology concerns.

The deal will nearly double the size of VNU. It also would shift the company’s focus even more to the U.S. In addition to TV ratings, VNU units track advertising recall, sales of items in grocery stores and studies on consumer behavior.

After the acquisition, VNU will have annual revenue of around 4.7 billion euros ($5.62 billion). For the first quarter, IMS, Fairfield, Conn., posted net profit of $30.3 million, down 63% from a year earlier, on sales of $411 million.

Some analysts said VNU may struggle to achieve the expected synergies. VNU shares closed down 3.7%, or 86 European cents, at 22.49 euros. “IMS is already lean and mean,” and that makes VNU’s synergy estimates “very ambitious,” an analyst at Rabo Securities said.

Credit Suisse First Boston, Evercore Partners, ABN Amro Holding and Deutsche Bank served as financial advisers to VNU. UBS Investment Bank and Gleacher Partners advised IMS.
J000000020050712e17c0003p

FINANCE/BUSINESS

VNU pays $6.3 billion for market research firm

Andrew Ross Sorkin and Steve Lohr
The New York Times
529 words
7/12/2005
International Herald Tribune
1R
14
English
Copyright (c) 2005 Bell & Howell Information and Learning Company. All rights reserved.

VNU, the Dutch publishing and market research company, agreed on Monday to buy IMS Health, a market research and consulting company, for about $6.3 billion

VNU will pay $11.25 in cash and about six-tenths of a VNU share for each IMS share, VNU said in a statement distributed by Euronext Amsterdam. The offer of $28.10 a share is 8.5 percent higher than IMS’s closing price on Friday. “This merger of two industry leaders gives us the scale and capabilities to meet growing client demand for the must-have market intelligence that drives critical business decisions,” Rob van den Bergh, the VNU chief executive, said in the statement. He will be chief executive of the combined company. The purchase is a further sign of commitment to the U.S. market by VNU. It already owns Nielsen Media Research, which tracks television audiences, and AC Nielsen, the market research group that monitors supermarket sales. Half of VNU’s revenue of $4.6 billion last year came from the North American market.

IMS Health, based in Fairfield, Connecticut, specializes in the pharmaceutical industry. The company, with revenue last year of nearly $1.6 billion, would be a sizable addition to VNU’s business and would give it a leading position in market research in the drug business.

The merger comes amid continuing consolidation in the media, marketing and information services industries. IMS Health is a leader in supplying market research to a lucrative pharmaceuticals industry, but one beset by challenges including slower growth, tighter regulation and competition from generic drug makers.

VNU, based in Haarlem, the Netherlands, has transformed itself since the 1960s from a publisher of magazines and newspapers in the Netherlands and Belgium into an international supplier of market research and information, with 38,000 employees in 100 countries. In 1999, VNU made its first significant move into the United States when it purchased the television audience ratings service Nielsen Media Research, which had been spun off in 1996 from AC Nielsen. Two years later VNU also acquired AC Nielsen.

In publishing, VNU now tends to specialize in niche trade newspapers and magazines including Billboard, Adweek and The Hollywood Reporter.

IMS Health, founded in 1954, built a business around syndicated market research studies for the drug industry. Since then, it has grown and broadened its services, riding the rapid growth of the pharmaceutical business. In 1980, the company made a foray into consumer market research in the apparel and household appliance industries, but before long it refocused its efforts on its traditional expertise of drug industry market research.

Dun & Bradstreet acquired IMS for nearly $1.8 billion in 1988 but later split it off, and in 1998 IMS became a separate independent company with its own listing on the New York Stock Exchange. The other company spun off from D&B at the time was Nielsen Media Research.

IMS Health is led by two former executives of International Business Machines: David Thomas, the executive chairman, and David Carlucci, the chief executive.
INHT000020050712e17c00026

Dutch VNU Considers Name Change

240 words
7/12/2005
Dutch News Digest
English

(c) Copyright 2005 AII Data Processing Ltd. All Rights Reserved. News digest produced by AII Data Processing Ltd. For further details of international press reviews: www.aiidatapro.com , e-mail: adp@aiidatapro.com; Tel.:+359 2 987 64 98; Fax: +359 2 986 17 13.

Dutch publishing and market research company VNU is considering to change its name after completion of the planned takeover of U.S. consulting services provider to the pharmaceutical and healthcare industries IMS Health, VNU said on July 12, 2005.

VNU has been operating with this name for 41 years.

VNU spokesman Will Thoretz confirmed the plans for the name change of the company.

However, no decision has been taken yet, Thoretz said.

Both VNU and IMS Health have very strong brands and brand power, VNU said. Now, after having built stronger business positions, VNU can consider changes in its corporate branding, the company said.

The abbreviation VNU stood behind the name Verenigde Nederlandse Uitgeversbedrijven, which was formed in 1964 through the merger of the publishers De Spaarnestad and Cebema. Presently, VNU is no longer an abbreviation and the company has significantly changed its original activities.

VNU said on July 11, 2005 it would buy IMS Health for 5.8 bln euro ($7.06 bln). The takeover is expected to be completed in the first quarter of 2006. After the takeover of IMS Health, VNU will be listed also on the New York Stock Exchange, in the form of American Depositary Receipts (ADR).

www.fd.nl

Source: Het Financieele Dagblad (NI/EP/TD)

DUTCPD0020050712e17c001b9

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004.

Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.